SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

Scorpio Tankers Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

Y7542C106
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7542C106
1		Name of Reporting Person Maria Amelia Lolli-Ghetti
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Italy
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 21,339 shares of common stock
	6	Shared Voting Power 0
	7	Sole Dispositive Power 21,339 shares of common stock
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 21,339 shares of common stock
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent Of Class Represented By Amount In Row 9	0.0%
12		Type of Reporting Person IN

Item 1(a).	Name of Issuer: Scorpio Tankers Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 9, Boulevard Charles III Monaco 98000

Item 2(a).	Name of Person Filing:
Maria Amelia Lolli-Ghetti

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Maria Amelia Lolli-Ghetti
33 Avenue des Papalins
MC 98000
Monaco

Item 2(c)	Citizenship:

Italy

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

Y7542C106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

(a) Amount Beneficially Owned: 21,339

(b) Percent of Class: 0.0%

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 21,339

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 21,339

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 27, 2012

Maria Amelia Lolli-Ghetti	/s/ Maria Amelia Lolli-Ghetti
Maria Amelia Lolli-Ghetti
\